Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated November 24, 2009, with respect to the consolidated financial statements of Berry Plastics Corporation as of September 26, 2009 and September 27, 2008, and for the three years in the period ended September 26, 2009, in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-163951) and related Prospectus of Berry Plastics Corporation for the registration of $370,000,000 of First Priority Senior Secured Fixed Rate Notes due 2015 and $250,000,000 of Second Priority Senior Secured Fixed Rate Notes due 2014.

/s/ Ernst & Young LLP

Indianapolis, Indiana
January 27, 2010